# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0000921895-25-001280
Filed by CIK 0002063950
Persons authorized to receive notices and communications: Ariane Gschwind, Jakota Capital AG, 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401, 305-351-9195

## Reporting persons
- JAKOTA CAPITAL AG (CIK 0002063950): type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 351,648,991; shared voting power 0; sole dispositive power 351,648,991; shared dispositive power 0; aggregate amount beneficially owned 351,648,991 (65.96% of the class)
- da Silva Oliveira Ricardo (CIK 0002066363): type of reporting person: other (OO); citizenship or place of organization: Portugal (S1); source of funds: working capital (WC); sole voting power 351,648,991; shared voting power 0; sole dispositive power 351,648,991; shared dispositive power 0; aggregate amount beneficially owned 351,648,991 (65.96% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by Jakota Capital AG ("Jakota") and Ricardo da Silva Oliveira.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Stock Purchase Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on the attached Exhibit 99.3 and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, with respect to each executive officer and director of the Jakota (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address:
Item 2(b) is hereby amended and restated as follows:

The principal business address and office of the Reporting Persons and each Covered Person is Im Grafenstein 30, 8408 Winterthur, Switzerland.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as follows:

Jakota is an investment services and advisory firm headquartered in Zurich, Switzerland. The principal occupation of Mr. Oliveira is investment advising and private investment.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated as follows:

No Reporting Person, nor any Covered Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

No Reporting Person, nor any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated as follows:

The Reporting Person is an entity organized in Switzerland. Mr. Oliveira is a citizen of Portugal. The citizenship of each Covered Person is set forth on Exhibit 99.3 and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 351,648,991 shares of the Issuer's common stock (the "Shares"), purchased by Jakota pursuant to the transactions described further in Item 6 below, were purchased for a total of $339,221.08, which funds were obtained from the working capital of Jakota.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The responses to Items 1-4 and 7-13 of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Oliveira owns 100% of the interest in Joro Consulting Ltd., which owns 100% of Nobias Media Sarl (Luxembourg), which owns 100% of and controls Jakota. Mr. Oliveira is therefore ultimate beneficial owner of Jakota by virtue of his 100% ownership of Joro Consulting Ltd., and as such, may be deemed the beneficial owner of the Shares. Mr. Oliveira disclaims beneficial ownership of such Shares.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on information furnished by the Issuer to the Reporting Persons regarding the shares of common stock outstanding as of June 5, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 9, 2025, Jakota acquired an aggregate of 100,471,140 shares of the Issuer's common stock in two private transactions, each pursuant to a Stock Purchase Agreement dated June 3, 2025 (the "Purchase Agreements"). Following the purchases of such shares, the Reporting Persons now beneficially own 351,648,991 shares of common stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.3 - Covered Persons.

## Signatures
- JAKOTA CAPITAL AG: /s/ Jolanta Kluzowska, Jolanta Kluzowska, Director (06/05/2025)
- da Silva Oliveira Ricardo: /s/ Ricardo da Silva Oliveira, Ricardo da Silva Oliveira (06/05/2025)